Exhibit 99.1

press release

ArcelorMittal announces intention to build an EAF at AM/NS Calvert

Today, ArcelorMittal announced its intention to build an Electric Arc Furnace (EAF) steel making facility at AM/NS Calvert. Once completed the planned facility will be capable of producing 1.5Mt of steel slabs for the Hot Strip Mill and producing a broad spectrum of steel grades required for Calvert’s end user markets. Construction is expected to take 24 months and the new facility is anticipated to create 300 additional jobs in the community.

Commenting, Mr. Lakshmi Mittal, Chairman and CEO of ArcelorMittal said:
“An electric arc furnace at Calvert makes strategic sense as it allows our asset to be more reactive to the local market as well as being in line with the USMCA. Furthermore, it aligns with our ambition of producing smarter steels for a better world.”

Commenting, Brad Davey, CEO, ArcelorMittal North America said:
“The addition of an EAF at AM/NS Calvert presents a transformational opportunity for what is already widely considered to be the world’s most advanced steel finishing facility. This is a logical next step in optimizing AM/NS Calvert’s supply chain. Enhancing our already highly competitive lead times with short lead-time flexibility, combined with our existing world class facilities will give AM/NS Calvert a decisive competitive advantage. In addition, the USMCA trade agreement is a “game changer” for former NAFTA and as a result, future steel supply chains for the automotive markets will be required to use steel that was created within North America. A new EAF at AM/NS Calvert will further secure ArcelorMittal’s leadership in the North American Automotive market.”

AM/NS Calvert is the world’s most advanced steel finishing facility and further demonstrates the highly successful partnership between ArcelorMittal and Nippon Steel Corporation. AM/NS Calvert was originally built by Thyssenkrupp, with a total investment cost ~$4B USD and was acquired by ArcelorMittal and NSC as a 50:50 JV in 2014. The J/V has already invested more than $200M USD in strategic projects invested in Calvert since its acquisition. These capabilities, geographic location in combination with the new EAF will position the facility well for meeting automotive and energy market demand well into the future.

ENDS

About ArcelorMittal
ArcelorMittal is the world’s leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 18 countries. In 2019, ArcelorMittal had revenues of $70.6 billion and crude steel production of 89.8 million metric tonnes, while iron ore production reached 57.1 million metric tonnes. Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future. ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

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Contact information ArcelorMittal North America

E-mail:	William.Steers@arcelormittal.com
Bill Steers	+1 312 899 3817